SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ____)*

Alpha Natural Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02076X 10 2

(CUSIP Number)

Gerald Kerner, Esq.

c/o Duquesne Capital Management, L. L. C.

40 West 57th Street, 25th Floor

New York, New York 10019
(212) 830-6655

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

July 16, 2009

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ X ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02076X 10 2

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Duquesne Capital Management, L. L. C. I.R.S. #25-1772402
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,927,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,927,300
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,300
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.31%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 02076X 10 2

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Stanley F. Druckenmiller
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,927,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,927,300
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,300
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.31%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Duquesne Capital Management, L. L. C., a Pennsylvania limited liability company (“Duquesne Capital”), and Mr. Stanley F. Druckenmiller with respect to the beneficial ownership of the shares of the common stock, par value $0.01 per share (the “Common Stock”), of Alpha Natural Resources, Inc., a Delaware corporation (the “Company”). This Schedule 13D supersedes the Schedule 13G filed with the Securities and Exchange Commission on June 24, 2009.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock. The address of the principal executive offices of the Company is One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed by:

(i)        Duquesne Capital, which serves as investment manager to several investment funds (collectively, the “Funds”), with respect to the 5,927,300 shares of the Common Stock that is beneficially owned by the Funds (the “Shares”); and

(ii)       Mr. Druckenmiller, who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies (“Duquesne Holdings”), which acts as general partner to certain of the Funds, and which has the power to replace Duquesne Capital as investment manager of those Funds within 60 days or less.

Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital and as managing member of Duquesne Holdings. Duquesne Capital and Mr. Druckenmiller are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

(b)       The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 25th Floor, New York, New York 10019.

(c)       The principal business of Duquesne Capital is to serve as investment manager to the Funds. The principal business of Mr. Druckenmiller is managing Duquesne Capital.

(d)       None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons or members of

Duquesne Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons or members of Duquesne Capital has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of approximately $189 million of their investment capital to acquire the Shares. The Funds effected purchases of securities through margin accounts maintained for them with an affiliate of  JPMorgan Chase & Co., which may extend margin credit to the Reporting Persons or persons under their investment discretion as and when required to open or carry positions in those margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debt balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in the ordinary course of business for investment purposes. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

The Reporting Persons have concerns about the proposed merger between the Company and Foundation Coal Holdings, Inc. (“Foundation”) pursuant to the Agreement and Plan of Merger, dated as of May 11, 2009, between the Company and Foundation. The Reporting Persons are currently evaluating their position with respect to the proposed merger.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, control persons or members of Duquesne Capital, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a)       As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 5,927,300 shares of Common Stock, representing approximately 8.31% of the outstanding Common Stock, based on the 71,351,023 shares of Common Stock outstanding as of May 1, 2009 as reported by the Company in its Form 10-Q filed on May 7, 2009.

(b)       Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,927,300 shares of Common Stock it may be deemed to beneficially own.

(c)        Schedule I hereto sets forth a list of all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:30 p.m., Eastern Standard Time, on July 15, 2009. All such transactions were effected in the open market.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 99.1, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

Item 7.                Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated July 16, 2009, by and among the Reporting Persons.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2009	DUQUESNE CAPITAL MANAGEMENT, L. L. C. By: /s/ Gerald Kerner Name: Gerald Kerner Title: Managing Director
Dated: July 16, 2009	STANLEY F. DRUCKENMILLER By: /s/ Gerald Kerner Name: Gerald Kerner Title: Attorney-In-Fact**

** Power of Attorney given by Mr. Druckenmiller was previously filed with the Securities and Exchange Commission on June 24, 2009 as an exhibit to a statement on Schedule 13G filed by Duquesne Capital Management, L. L. C. and Mr. Druckenmiller with respect to Alpha Natural Resources, Inc.

SCHEDULE I

Set forth below is a list of all transactions with respect to the shares of the common stock, par value $0.01 per share, of Alpha Natural Resources, Inc., effected during the past sixty (60) days by any of the Reporting Persons (as defined in the Schedule 13D to which this Schedule I is attached), inclusive of any transactions effected through 5:30 p.m., Eastern Standard Time, on July 15, 2009.

Trade Date	Entity	Transaction	Price Per Share ($)	Aggregate Number of Shares Bought or Sold
5/4/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.3809	60,000
5/4/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.9897	150,000
5/4/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.8701	20,000
5/4/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.8701	100,000
5/4/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.409	37,500
5/4/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.3868	100,000
5/5/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.7124	10,000
5/5/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.5572	25,000
5/5/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.9238	100,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.7741	76,100
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.7741	70,800
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.7741	233,100
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.6553	10,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.6553	9,300
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.6553	30,700
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.3737	40,100
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.3737	37,200
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.3737	122,700
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6208	10,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6208	9,300

5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6208	30,700
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6467	20,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6467	18,700
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6467	61,300
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.3761	10,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6644	10,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.6203	20,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.3032	200,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.9976	48,200
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.9976	1,800
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.8879	80,300
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.8879	3,000
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30	4,800
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30	200
5/6/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.003	20,000
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	31.5965	187,500
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	31.3496	257,900
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	31.3496	27,900
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	31.3496	478,000
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	31.3496	25,100
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.8972	61,500
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.8972	6,600

5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.8972	113,900
5/7/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.8972	5,900
5/8/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.3757	200,000
5/8/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.9448	25,000
5/8/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	30.5991	30,000
5/13/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	25.5545	-47,500
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.8317	5,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	24.4086	-15,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	24.5227	-100,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.0821	25,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.2623	35,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.4424	40,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	25.9628	-50,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	26.1038	-170,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	26.155	-25,000
5/14/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	26.31	-5,000
5/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	26.6312	-50,000
5/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	26.6663	-10,000
5/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	26.5539	-40,000
5/19/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	28.3862	15,000
5/19/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	28.0475	-65,000
5/19/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	28.0796	-35,000

5/19/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	27.9087	-25,000
5/19/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	27.5841	-75,000
5/20/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	28.4934	50,000
5/20/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.2433	50,000
5/20/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	28.624	-100,000
5/21/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.1714	10,000
5/21/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.9992	12,500
5/22/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.3621	15,000
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.6773	20,000
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.0446	20,000
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.5504	50,000
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.8208	55,000
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.982	3,900
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.9683	28,200
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.9887	25,000
5/26/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.982	6,100
5/27/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.835	100,000
5/27/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.6804	150,000
5/27/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.7399	250,000
6/1/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	28.9388	20,000
6/1/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	29.6197	20,000
6/15/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.4917	20,000

6/15/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.2411	25,000
6/15/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.2245	13,500
6/15/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.2245	9,000
6/16/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.0373	71,500
6/16/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	27.0373	16,000
6/16/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.3686	151,900
6/16/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.3686	102,800
6/16/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.3686	298,800
6/16/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.3686	386,500
6/17/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.3491	168,800
6/17/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.3491	45,300
6/17/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.3491	192,000
6/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4514	25,000
6/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4011	106,000
6/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4011	28,600
6/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4011	120,663
6/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.465	10,300
6/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.465	2,800
6/18/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.465	11,700
6/19/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.4177	25,000
6/19/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.6519	30,000
6/22/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.6872	86,800

6/22/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.6872	23,300
6/22/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.6872	98,737
6/23/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	23.8914	79,000
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.1336	100,000
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.2517	10,000
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.3928	15,400
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4633	15,000
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5583	6,100
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5583	3,500
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5583	15,400
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5363	12,400
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5363	12,900
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5363	39,700
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4075	11,000
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4075	11,400
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.4075	35,200
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.651	9,700
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.651	9,900
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.651	30,400
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5283	4,300
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5283	2,300
6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	25.5283	10,400

6/24/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.878	10,000
6/29/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	26.7798	20,000
7/2/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Buy	24.4984	50,000
7/2/2009	Duquesne Capital Management, L. L. C. on behalf of several investment funds	Sell	24.1492	-50,000